Genesis Financial, Inc.

3773 West Fifth Ave., Ste. 301

Post Falls, ID 83854

Tel. (208)457-9442

Fax (208) 773-9465

December 30, 2011

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Letter Dated December 15, 2011

Genesis Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 14, 2011

File No. 333-103331

Dear Mr. Webb:

I am in receipt of your letter addressed to John R. Coghlan, President, Chief Executive and Chief Financial Officer, of Genesis Financial, Inc.

I have reviewed your comments and requests for clarification, and/or amendments to our filings.

My responses to your comments and questions are intended to provide you with the information you are requesting.  In most cases, we believe a simple explanation of our filing comments will suffice, and some may require supporting documentation, which we have attached.  However, should you determine that our explanation, and/or any supporting documentation, should be incorporated into the filing as an amendment, just let us know and we would be happy to comply.  Should you also require further explanation or clarification, we will provide you with that also.  Our responses follow the format of your comments and questions:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.  Business

Overview, page 3

1.

Please refer to your response to comments 1and 2 of our July 28, 2011 letter. While we note the information in the response to comment 1, it continues to appear that these are loans collateralized by real estate, regardless of the underwriting  documentation, etc. We note in your response to comment 2 that you reference appraisals, property inspections and the underlying value of the collateral in making the determination to purchase a loan. We reissue comment 1 and request that you revise your disclosures to clarify that you are purchasing loans.

Response:  We propose to revise the "Introduction" as follows:

INTRODUCTION. Genesis was incorporated in the State of Washington on January 24, 2002 for the purpose of purchasing and reselling seller financed real estate receivable contracts (also referred to as "loans", "contracts" or "real estate notes" or "portfolio"). All contracts or loans are purchased, or originated, to be held for sale, and are carried on the books at cost, or mark-to-market value, whichever is less.  We purchase seller financed real estate receivables from sellers directly or from sellers who are  introduced to Genesis by brokers.  When the owner of a real estate receivable wishes to sell the receivable, the owner may contact a broker or Genesis directly.  Seller financed real estate receivables are contracts or loans which are originated by the selling owner of real property.  This is an unconventional form of real estate financing which does not involve banks or mortgage companies.  The loans are considered non-conventional, non-conforming and are viewed by the secondary market as "sub-prime" quality.  Loans which we would originate would be considered "hard money" loans by the secondary markets.  When we commenced business we initially focused on purchasing residential and commercial real estate receivables contracts and business notes from $25,000 to $250,000 in value, and the brokering of larger transactions. As the business grew, we expanded our services to include larger contracts, commercial real estate loans, and other forms of cash flow investment instruments.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

2.

Please refer to your response to comment 21 of our July 28, 2011 letter and revise to clarify why you have an allowance for loan losses since you state that all loans are held for sale and therefore are accounted for and reported at fair value.

Response:

Loan Loss Discussion

The Company started experiencing slightly-increasing delinquencies in 2005, and implemented a loan loss reserve of $10,000.00 per month. That amount was contributed monthly through June, 2006, at which time the monthly reserve deposit was increased to $15,000.00 per month.

Near the end of the 4th quarter of 2006, a large loan went into foreclosure litigation, and the Company added $100,000.00 to the loss reserve, and at year end, added another $42,266.65 to the loss reserve.

On January 1, 2007, we increased the monthly loss reserve deposit to $25,000.00, which continued until the end of the 3rd quarter, at which time we knew we were going to experience heavier losses than expected. We then decided to increase the loan loss reserves to $500,000.00 annually, adding $55,813.77 in September, $100,000.00 in October, $100,000.00 in November, and $100,000.00 in December.

In 2008, it became apparent that the real estate markets were in real trouble, especially in the sub-prime markets, and real estate values were dropping rapidly. The loss reserves remained at $25,000.00 per month, and in the 3rd and 4th quarters, we took mark-to-market write-downs of ($1,489,102.00) and ($2,558,332.37), respectively.

In 2009, the $25,000 per month deposit was discontinued, and mark-to-market adjustments of ($175,285.19), ($472,448.83), ($115,957.00), and ($1,176,488.68) were made in the first, 2nd, 3rd, and 4th quarters, respectively.

In 2010, mark-to-market adjustments of ($91,442.35), ($170,601.88), ($612,764.75), were made in the 1st, 2nd, 3rd,and 4th quarters, respectively.

3.

Please refer to your response to comment 26 of our July 28, 2011 letter. Your proposed revisions do not completely address the fair value determination of your assets. For instance, we note an employee determines the fair value of your loans, which appears to be a level 3 input under the fair value hierarchy. Please revise to thoroughly address the required fair value disclosures.

Response:   We propose the following rewrite to our previously proposed revision to comment 26 of your July 28, 2011 letter.

Real estate owned represents property acquired by foreclosure, deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair value minus estimated selling costs at the date of acquisition. Fair value is determined via (1) appraisal provided by a certified appraiser, (2) BPO (Broker’s Pricing Opinion) provided by a qualified real estate broker, (3) site inspection by qualified management of the Company, or (4) a combination of all of the above.

In future filings, we will add the following disclosure in the footnote that discloses REO information:

The Company records REO (acquired through a contract receivable default) at fair value on a non-recurring basis.  Upon transfer of the contract to REO, properties are recorded at amounts which are equal to fair value (reduced by estimated selling costs) of the properties based on the following inputs: (1) appraisal provided by a certified appraiser, (2) BPO (Broker’s Pricing Opinion) provided by a qualified real estate broker, (3) site inspection by qualified management of the Company, or (4) a combination of all of the above.  Periodically, non-recurring fair value adjustments to REO are recorded to reflect partial write-downs based on the same inputs.  The Company considers any valuation inputs related to REO to be Level 3 inputs.  The individual carrying values of these assets are reviewed for impairment at least annually and any additional impairment charges are expensed to operations.  For the years ended December 31, 2011 and 2010, the Company recognized $XXXX and $XXXX, respectively, for REO impairment charges.

The following table presets the change in balance sheet carrying values associated with REO:

Year Ended December 31,
	2011	2010

Beginning Balance
Contracts receivable transferred to REO
Proceeds from settlements or sales of REO
Gains (losses) on sales of REO
Ending Balance

Item 9A.  Controls and Procedures

Evaluation of and Report on Internal Controls over Financial Reporting, page 25

4.

We note your response to comment 29 of our letter dated July 28, 2011 that the word “not” was included in error.  However, the entire second sentence of this paragraph appears to support your statement that your internal control over financial reporting is not effective. Please explain the basis for this sentence. We may have additional comments.

Response:

The initial disclosure and our proposed revision were incorrect because it made reference to the effectiveness of internal control over financial reporting (“ICFR”) at both December 31, 2010 and 2009 when only the effectiveness at December 31, 2010 should had been reported.   The verbiage regarding limited resources and the subsequent paragraph related to conditions at December 31, 2009.    During 2010, operating activity had decreased and thus the risk of material misstatement decreased.    As a result, limited resources relating to the preparation of financial statements was no longer a significant risk.    To correct the disclosure, we have removed reference to ICFR at December 31, 2009 and have removed the condition identified at that date that was deemed to be a material weakness.  Our revised disclosure will be as follows:

Evaluation of and Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Management, with the participation of our Chief Executive Officer and Principal Financial Officer (Chairman of the Board), has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, as of December 31, 2010, our internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

5.

Please file an amendment to your 10-Q that includes management’s conclusion as to the effectiveness of your disclosure controls and procedures as of September 30, 2011.

Response:   We have corrected the date from June 30, 2011 to September 30, 2011 and will file the amended report.

The company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ John Coghlan

John CoghlanPresident